Consent of Independent Registered Public Accounting Firm
The Board of Directors
Gartner Inc.:
We consent to the incorporation by reference in Form S-3 of Gartner, Inc. of our reports dated March 10, 2006, with respect to the consolidated balance sheets of Gartner, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, cash flows, and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2005, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Gartner, Inc and to the reference to our firm under the heading “Experts” in the prospectus.
(signed) KPMG LLP
New York, New York
September 18, 2006